55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

TEL 82-61-345-4261, FAX 82-61-345-4299

October 18, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

Form 6-K for the Month of September 2016

Filed September 9, 2016

File No. 001-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated September 20, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 29, 2016 with respect to the fiscal year ended December 31, 2015 and the periodic report on Form 6-K filed with the Commission on September 9, 2016.

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Form 20-F for the Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Consolidated Financial Statements (Korea Electric Power Corporation), page F-2

1.	We note that the report of the independent registered public accounting firm included in your Form 20-F refers to the audit of the consolidated statements of financial position as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows, for the years then ended. Please revise to include an independent auditor’s report which covers each of the periods that are required for each financial statement (i.e., the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2015). Refer to the guidance in Item 8.A.3 of Form 20-F.

Securities and Exchange Commission	2	October 18, 2016

Response:

In response to the Staff’s comment, we will revise our filings of Form 20-F to include an independent auditor’s report which covers each of the periods that are required for each financial statement and also revise the paragraph in the independent auditor’s report on internal control over financial reporting that refers to the audit of the financial statements accordingly.

3. Significant Accounting Policies

(1) Basis of consolidation, page F-17

2.	Please provide to us a detailed explanation and accounting analysis supporting the consolidation of your six generation subsidiaries under IFRS 10. As part of your analysis, address the following:

•	Refer to your discussion beginning on page 27 of the restructuring of the electric power industry in Korea. You indicate that your six generation subsidiaries are wholly-owned. However, you also disclose at the top of page 29 that in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” which resulted in the President of Korea and various government entities assuming the ability to appoint the president, statutory auditor and standing director of each such subsidiary; approve the selection of non-standing directors of each such subsidiary; enter into management contracts with the president of each such subsidiary; and conduct performance evaluations of each such subsidiary. We understand that prior to these subsidiaries being designated as “market-oriented public enterprises,” you performed these activities. Please tell us how you considered the changes in your rights that occurred in January 2011 when concluding that you meet the three criteria in paragraph 7 of IFRS 10 to control and therefore consolidate these subsidiaries. In doing so, describe to us in more detail your rights as the sole shareholder of these six generation subsidiaries and any limitations on your control over these entities as contrasted to the rights of the government and any limitations on the government’s control over these entities.

Securities and Exchange Commission	3	October 18, 2016

Response:

Legal basis and background of the six generation subsidiaries designated as “market-oriented public enterprises”

Pursuant to Article 4 of the Act on the Management of Public Institutions (“AMPI”), the minister of the Ministry of Strategy and Finance, as an official of the Government of the Republic of Korea (the “Government”), may designate a legal entity, organization, or institution (hereinafter referred to as a “legal entity”) that is not a State or a local government as a public institution and may also, pursuant to Article 6 of the AMPI, on an annual basis, designate new public institutions, cancel the designation thereof or further classify a legal entity that is a public institution into categories described in Article 5 of the AMPI.

Pursuant to Article 5 of the AMPI, public institutions are classified as public enterprises, quasi-governmental institutions or other public institutions. Public enterprises are further categorized, based on factors such as its nature, number of executives and staff members, asset size and revenue size, into market-oriented public enterprises or quasi-market-oriented public enterprises, and quasi-governmental institutions are further categorized into fund-management-type quasi-governmental institutions or commissioned-service-type quasi-governmental institutions.

The following shows the categories of public institutions under the AMPI:

Effective April 1, 2007, the AMPI replaced the then-existing Government-Invested Enterprises Management Basic Act, and Korea Electric Power Corporation (“KEPCO”) was designated as a market-oriented public enterprise under the AMPI while the six generation subsidiaries were classified as other public institutions. In January 2011, the minister of the Ministry of Strategy and Finance further changed the designation of the six generation subsidiaries from other public institutions to market-oriented public enterprises.

Securities and Exchange Commission	4	October 18, 2016

The equity structure of KEPCO as of June 30, 2016 is as shown below:

More than 51% of equity interest in KEPCO has been held by the Government and Korea Development Bank since January 2011, when the six generation subsidiaries were designated as market-oriented public enterprises. Because 51.1% of equity interest in KEPCO is held by the Government and Korea Development Bank, KEPCO has been designated as a public institution under Article 4.(1).4. of the AMPI. Pursuant to Article 4.(1).5. of the AMPI, the six generation subsidiaries have also been designated as public institutions because 100% of their ownership is held by KEPCO. The basis of the Government’s decision in 2011 to designate the six generation subsidiaries as market-oriented public enterprises was that a vertical parent-subsidiary relationship existed through KEPCO’s 100% interest in each of the six generation subsidiaries.

The purpose of the AMPI is to enhance efficiency and transparency and to promote autonomous management in the operations of public institutions, thereby improving public institutions’ services to the general public. The purpose of the designation of the six generation subsidiaries as market-oriented public enterprises in 2011 was to promote effective management and enhance transparency in the management of each generation subsidiary through the Public Agencies Operating Committee, a committee established pursuant to applicable law, which has the ability to appoint the CEO (president), standing director who is a member of the audit committee and non-standing directors of each generation subsidiary and evaluate management’s performance of the six generation subsidiaries. Although this had some limiting effect on KEPCO’s power to control day-to-day operations of the six generation subsidiaries, such limits remained focused on promoting efficiency and transparency and did not otherwise impact KEPCO’s power to exercise its rights as shareholder.

Securities and Exchange Commission	5	October 18, 2016

In sum, although the designation of the six generation subsidiaries as market-oriented public enterprises has increased the Government’s direct involvement in the operations of the generation subsidiaries, this does not necessarily mean that the Government has taken from KEPCO the power to control the business, financial or other policies of the generation subsidiaries.

Significant changes from the designation of the six generation subsidiaries as market-oriented public enterprises

The main implications of the six generation subsidiaries’ designation as market-oriented public enterprises are the appointment procedures of standing and non-standing directors and the management contract and evaluation method of the CEO (president). These changes are designed to promote effective management and enhance transparent operation of each generation subsidiary.

Standing directors are key management personnel and hold executive positions, whereas non-standing directors do not hold any executive positions. Under the AMPI, the total number of standing and non-standing directors for each generation subsidiary is to be not more than 15 persons, and the number of standing directors shall be less than half of the total number of directors including the CEO (president). Since the generation subsidiaries were designated as market-oriented public enterprises, the procedure to appoint standing and non-standing directors has changed as follows:

Classification		Other public institutions	Market-oriented public enterprises

Standing directors	CEO (president)	Recommended by the Committee for Recommendation of President and approved at a general meeting of shareholders	Appointed by the President of Korea upon the motion of the minister of the Ministry of Trade, Industry and Energy following the nomination of candidates by the Committee for Recommendation of Executive Officers, the review and resolution of the Public Agencies Operating Committee and approval at a general meeting of shareholders

Securities and Exchange Commission	6	October 18, 2016

Classification		Other public institutions	Market-oriented public enterprises

	Standing director who is a member of the audit committee	Approved at a general meeting of shareholders after discussion with the Government	Appointed by the President of Korea upon the motion of the minister of the Ministry of Strategy and Finance following the nomination of candidates by the Committee for Recommendation of Executive Officers, the review and resolution of the Public Agencies Operating Committee and approval at a general meeting of shareholders

	Other standing directors	Recommended by the Committee for Recommendation of standing directors and approved at a general meeting of shareholders	Appointed by the CEO (president) following approval at a general meeting of shareholders

Non-standing directors		Approved at a general meeting of shareholders after discussion with the Government	Appointed by the minister of the Ministry of Strategy and Finance following the nomination of candidates by the Committee for Recommendation of Executive Officers, the review and resolution of the Public Agencies Operating Committee

The Committee for Recommendation of Executive Officers is comprised of non-standing directors and members appointed by the board of directors of the generation subsidiary. The number of members ranges from five to 15 persons and is to be decided by board of directors resolution, but the number of members appointed by the board of directors must be less than half of the total number of members of the Committee for Recommendation of Executive Officers.

The Public Agencies Operating Committee is established pursuant to the AMPI and is comprised of one chairperson who is the minister of the Ministry of Strategy and Finance and the following members:

(1)	One Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the Minister of the Office for Government Policy Coordination;

Securities and Exchange Commission	7	October 18, 2016

(2)	Vice Minister, Deputy Administrator, or an equivalent public official of the related administrative agency as prescribed by Presidential Decree;

(3)	Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under subparagraph 2; and

(4)	11 or less persons commissioned by the President on the recommendation of the minister of the Ministry of Strategy and Finance from among persons in various fields including law, economy, press, academia, labor, etc. who have good knowledge and experience in the area of operation and business administration of public institutions as well as good reputation for impartiality.

Upon designation of the generation subsidiaries as market-oriented public enterprises, the management contract and evaluation method of the CEO (president) has been changed as follows:

Classification	Other public institutions	Market-oriented public enterprises
Management contract	Contract entered into between the CEO (president) of KEPCO and the CEO (president) of the generation subsidiary	Contract entered into between the minister of the Ministry of Trade, Industry and Energy and the CEO (president) of the generation subsidiary

Management evaluation	Evaluated by a management evaluation team established by KEPCO	Evaluated by a public enterprise management evaluation team established by the Public Agencies Operating Committee

Since approval at a general meeting of shareholders is required to appoint standing directors of the generation subsidiaries, KEPCO, as the sole shareholder of the six generation subsidiaries, has a legal right, which is guaranteed by the Commercial Act of Korea and is not limited by the AMPI, to ultimately approve or disapprove of the appointment of key management personnel of the generation subsidiaries.

Additionally, the fact that the President of Korea and the minister of the Ministry of Trade, Industry and Energy have the power to appoint the CEO (president), the President of Korea and the minister of the Ministry of Strategy and Finance have the power to appoint the standing director who is a member of the audit committee and the minister of the Ministry of Strategy and Finance has the power to appoint the non-standing directors is due to the parent-subsidiary relationship between the Government and KEPCO. It does not limit KEPCO’s right to ultimately approve or disapprove of such appointment, thereby controlling the six generation subsidiaries from a shareholder control perspective.

Securities and Exchange Commission	8	October 18, 2016

Analysis of the scope of consolidation according to IFRS 10

According to paragraph 7 of IFRS 10, an investor controls an investee if and only if the investor has all the following:

(1)	power over the investee;

(2)	exposure, or rights, to variable returns from its involvement with the investee; and

(3)	the ability to use its power over the investee to affect the amount of the investor’s returns.

(1)	Power

According to Appendix B, B14 of IFRS 10, it states that “power arises from rights,” and “to have power over an investee, an investor must have existing rights that give the investor the current ability to direct the relevant activities.”

In analyzing the rights giving KEPCO power over the six generation subsidiaries, an analysis of the following example of rights that can give an investor power, as mentioned in Appendix B, B15 of IFRS 10, is necessary:

a)	rights in the form of voting rights of an investee; and

b)	rights to appoint, reassign or remove members of an investee’s key management personnel who have the ability to direct the relevant activities.

Approval at a general meeting of shareholders is required to appoint standing directors of each generation subsidiary. KEPCO, which holds 100% of the six generation subsidiaries’ ownership, has a legal right, which is guaranteed by the Commercial Act of Korea and is not limited by the AMPI, to ultimately approve or disapprove of the appointment of key management personnel of the generation subsidiaries.

Securities and Exchange Commission	9	October 18, 2016

The fact that the Government has the power to appoint standing and non-standing directors of the generation subsidiaries based on the parent-subsidiary relationship between the Government and KEPCO does not necessarily mean that KEPCO does not have the power to ultimately control each generation subsidiary.

Even after the six generation subsidiaries’ designation as market-oriented public enterprises, KEPCO is able to exercise its legal rights as a 100% shareholder of the six generation subsidiaries in accordance with the Commercial Act of Korea and can directly decide the dividend policy of each generation subsidiary.

KEPCO also has the practical power to control the six generation subsidiaries by establishing the agenda and leading the decision-making process at the meetings of the CEOs of KEPCO and the six generation subsidiaries held periodically to decide the KEPCO Group’s strategic direction and make major business and strategic decisions. KEPCO also purchases all of the electricity generated by the six generation subsidiaries and, together with the generation subsidiaries, forms a single economic entity vis-à-vis its customers and other market participants.

Therefore, it is reasonable to conclude that KEPCO has the power to control the six generation subsidiaries for purposes of consolidation analysis under IFRS 10.

(2)	Returns

According to Appendix B, B55 of IFRS 10, it states that “when assessing whether an investor has control of an investee, the investor determines whether it is exposed, or has rights, to variable returns from its involvement with the investee.”

According to paragraph 15 of IFRS 10, “an investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance.”

Due to its 100% ownership in the six generation subsidiaries, KEPCO is exposed to and has rights to variable returns such as dividends and valuation on investment in equity securities, which fluctuate depending on the investee’s business performance and results of operations.

Securities and Exchange Commission	10	October 18, 2016

(3)	Link between power and returns

KEPCO, which holds 100% of the six generation subsidiaries’ ownership, has the power to approve or disapprove the appointment of standing directors of each generation subsidiary and can decide each generation subsidiary’s dividend policy. Also, KEPCO influences the strategy and decision-making process of the KEPCO Group through the meetings of the CEOs of KEPCO and the six generation subsidiaries and is exposed to and has rights to variable returns such as dividends and valuation on investment in equity securities.

Conclusion

Therefore, our analysis based on IFRS 10 shows that KEPCO has control over the six generation subsidiaries.

When the six generation subsidiaries were designated as market-oriented public enterprises in 2011, KEPCO submitted an official query to the Financial Supervisory Service of Korea regarding potential change in its power to control the six generation subsidiaries under IAS 27. The response from the Financial Supervisory Service of Korea was consistent with the analysis and conclusion discussed above.

Although there is a difference in the concept of power to control between IAS 27 and IFRS 10, the analysis of KEPCO’s power to control the six generation subsidiaries should be identical under IAS 27 and IFRS 10 because KEPCO’s current ability to direct the relevant activities of the six generation subsidiaries is due to the: (1) voting rights over an investee as a shareholder and (2) power to approve or disapprove the appointment of key management personnel of an investee.

•	We note your disclosure concerning the creation of a “control tower” over these generating subsidiaries on page 28. Clarify for us what you mean with your reference to “control tower,” and tell us whether and how this impacts your analysis of control over these subsidiaries.

Response:

In August 2010, the Ministry of Strategy and Finance announced the Proposal for Improvement in the Structure of the Electric Power Industry in order to resolve uncertainty related to restructuring plans for the electric power industry and maintain competitiveness of the electric power industry. Key initiatives of the proposal include the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the AMPI in order to foster competition among the generation subsidiaries and promote efficiency in their operations and (ii) clarify the scope of the business of KEPCO and the six generation subsidiaries – namely, that KEPCO shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have autonomy in traditional generation businesses such as the construction and operation of power plants and fuel purchases.

Securities and Exchange Commission	11	October 18, 2016

In January 2011, the Ministry of Strategy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries (the “Joint Cooperation Unit”) in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. This Joint Cooperation Unit is referred to as a “control tower” on page 28 of our Form 20-F and as a “joint cooperation unit” on page 29 of our Form 20-F.

The Joint Cooperation Unit was established together by each of the five thermal power generation subsidiaries. The purpose of the Joint Cooperation Unit was to give autonomy to the generation subsidiaries with regard to their traditional generation businesses and enhance efficiency in operating power plants, and it does not influence our analysis under IFRS 10 of whether KEPCO has power to control the six generation subsidiaries.

The main functions of the Joint Cooperation Unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, etc.

We will clarify the operations and functions of the Joint Cooperation Unit and provide further details in our future Form 20-F filings.

•	It appears that The Act on Management of Public Institutions (AMPI) may have had a direct impact on the governance structure of the Company and its generation subsidiaries. Please tell us where the AMPI and its impact on you and your subsidiaries are disclosed in your filing, or explain to us in detail why no such disclosures are necessary. Also explain to us in detail how the AMPI impacted you, including a detailed explanation of the powers given to the government and the Minister of Strategy and Finance, and tell us how you consider it and its effects when concluding it is appropriate to consolidate your generation subsidiaries.

Securities and Exchange Commission	12	October 18, 2016

Response:

The Public Agencies Management Act disclosed in our Form 20-F is the same act as the AMPI. KEPCO has referred to the act as the “Public Agencies Management Act” since it became effective in April 2007. To avoid confusion, however, we will use the translation of “Act on Management of Public Institutions” for future Form 20-F filings.

Effective April 1, 2007, the AMPI replaced the existing Government-invested Enterprise Management Basic Act and we were designated as a market-oriented public enterprise under the AMPI. Details of the AMPI and its impact on KEPCO are disclosed on page 149 of our Form 20-F.

On January 2011, the Public Agencies Operating Committee under the jurisdiction of Ministry of Strategy and Finance resolved to designate the six generation subsidiaries as market-oriented public enterprises pursuant to the AMPI. As market-oriented public enterprises, the six generation subsidiaries are subject to the same corporate governance rules applicable to KEPCO. We have disclosed details on page 27 of our Form 20-F “Restructuring of the Electric Power Industry in Korea” and on page 149 of our Form 20-F “The Public Agencies Management.”

KEPCO’s power to control the six generation subsidiaries for purposes of consolidation analysis under IFRS 10 has been described above.

•	Please tell us whether any other changes have occurred to your rights and powers over these six generating subsidiaries since January 2011. If so, describe the changes to us in detail and tell us how you consider those changes when determining it is appropriate to consolidate your generation subsidiaries.

Response:

There have been no changes in KEPCO’s rights and powers over the six generating subsidiaries for purposes of consolidation analysis under IFRS 10 since January 2011.

Securities and Exchange Commission	13	October 18, 2016

Form 6-K for the Month of September 2016

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Review Report, page 1

3.	We note that the review report emphasizes and draws attention to the key audit matter of a build-to-order industry that was of significance in your independent accountant’s review of the consolidated interim financial statements as of and for the six-month period ended June 30, 2016 in accordance with Practical Guide of Korean Standards on Auditing 2016-1. We also note that your independent accountants did not emphasize this matter in their review report for your consolidated interim financial statements as of March 31, 2016. Please tell us in more detail why your independent accountants placed emphasis on this matter in their most recent review report and how this disclosure complies with Practical Guide of Korean Standards on Auditing 2016-1.

Response:

Practical Guide of Korean Standards on Auditing 2016-1 became effective beginning on July 1, 2016. Therefore, it was not applicable to the independent accountants review report as of March 31, 2016.

Because KEPCO has, in addition to revenue from sales of electricity, revenue from construction services including nuclear power plant construction in the United Arab Emirates, the independent accountants have concluded that Practical Guide of Korean Standards on Auditing 2016-1 is applicable to KEPCO. We note that Practical Guide of Korean Standards on Auditing 2016-1 only applies to the build-to-order industry.

Securities and Exchange Commission	14	October 18, 2016

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 82-61-345-4261 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Sang-Kwon Hyun
Name:	Sang-Kwon Hyun
Title:	Executive Vice President and Chief Financial Officer